

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2013

Via E-mail
Mr. Paul T. Anthony
Chief Financial Officer
Auxilio, Inc.
26300 La Alameda, Suite 100
Mission Viejo, California 92691

> **Re:** **Auxilio, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed April 10, 2012**
> **File No. 0-27507**

Dear Mr. Anthony:

We have reviewed your response dated January 29, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

(1) Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Basis of Presentation, page F-7

1. We have reviewed your response to comment 6 in our letter dated December 28, 2012 and note your statement that your auditors noted a lack of working capital during their initial analysis of your financial condition. Please tell us whether your auditors believed that there was substantial doubt about your ability to continue as a going concern due to your lack of working capital. If so, please disclose the principal conditions and events, such as

the lack of working capital, that initially caused the auditor to believe there was substantial doubt, and the mitigating factors, such as management plans and/or financing obtained, which alleviated the auditor's substantial doubt about your ability to continue as a going concern. If your auditors did <u>not</u> initially believe there was substantial doubt about your ability to continue as a going concern in spite of your lack of working capital, please state that in your response.

<u>Revenue Recognition, page F-8</u>

2. We have reviewed your response to comment 9 in our letter dated December 28, 2012. Please address the following:

- Please tell us the deliverables which make your arrangements a multiple element arrangement. Based on your response, we assume the deliverables are the MDF equipment and the management services contract/support service contract. Please confirm this or list out each deliverable.

- Please tell us how each deliverable is a separate unit of accounting and meets the criteria of ASC 605-25-25-5. Specifically, tell us how each deliverable has value to the customer on a standalone basis. See also ASC 605-25-25-2. Please also tell us if you have ever sold MDF equipment without a management services contract.

- You state that the amount of the lease payment for the copier equipment is directly affected by the amount you sell the equipment to the lessor for, and the net result is the cost per copy fee structure is effectively a multiple element arrangement. Please tell us what is meant by this statement and how this makes it a multiple element arrangement. Please be detailed in your response and provide your basis in GAAP for your accounting conclusions. You may want to provide us with an example so we may better understand the structure of your contracts.

- Please provide us with example contract terms and journal entries recorded for your purchase of MFD equipment from the manufacturer and sale of that equipment to a third party lessor. Please tell us whether you sell the equipment to the third party lessor at a profit, loss or at the price you purchased the equipment. If you recognize a gain or loss, tell us how and when you recognize that gain or loss. Please either confirm that your customer enters into a separate MFD equipment lease with the third party lessor for which you are responsible for making payment on through your management services contract, or tell us how the leasing contracts are executed. Also, please tell us whether you have ever bought and sold MDF equipment to a lessor without entering into a management services contract.

- We note that you have $382,000 of deferred revenue at December 31, 2011. Please tell us what this deferred revenue relates to.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Sondra Snyder, Staff Accountant, at (202) 551-3586 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief